Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 4, 2014

Supplementing Preliminary Prospectus Dated December 4, 2014

Registration No. 333-199319

CITY OFFICE REIT, INC.

This free writing prospectus should be read together with the preliminary prospectus, dated December 4, 2014 relating to the public offering of common stock by City Office REIT, Inc. (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-199319). The following information supplements and updates the information contained in the Preliminary Prospectus.

References to “City Office,” “our company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

Final Term Sheet

Common stock offered by us	3,750,000 shares (plus up to an additional 562,500 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option in full)

Public offering price	$12.50 per share

Common stock to be outstanding after this offering	12,337,148 shares (1)

Common stock and common units to be outstanding after this offering	15,589,052 shares and common units (1)(2)

Estimated net proceeds of this offering	We estimate that the net proceeds of this offering, after deducting underwriting discount and estimated expenses, will be approximately $43.7 million ($50.3 million if the underwriters exercise their over-allotment option in full).

Use of Proceeds

Our operating partnership intends to use the net proceeds of this offering as follows:

•       approximately $14.9 million to repay amounts outstanding under the Secured Credit Facility; and

•       the remaining approximately $28.8 million for general working capital purposes, including payment of expenses associated with this offering, possible future acquisitions and creating reserves for capital expenditures, tenant improvements and leasing commissions.

(1)	Includes 6,582,150 shares of our common stock (including 782,150 shares sold pursuant to the exercise of the underwriters’ over-allotment option) issued in our initial public offering, 1,610,765 shares of our common stock issued to CIO REIT as a part of our formation transactions and 394,233 shares of restricted common stock granted to our executive officers, directors and employees of our Advisor under our Equity Incentive Plan. Excludes up to 562,500 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option and 869,347 shares of common stock or LTIP units (as defined below) available for future issuance under our Equity Incentive Plan.
(2)	Includes 3,251,904 common units held by limited partners of our operating partnership, which units may, subject to certain limitations, be redeemed for cash or, at our option, exchanged for shares of common stock on a one-for-one basis.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1593222/000119312514432792/0001193125-14-432792-index.htm . Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Janney Montgomery Scott LLC, Attention: Equity Capital Markets Group, 60 State Street, 35th Floor, Boston, MA 02109, or by email at prospectus@janney.com.